UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2017
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the six months ended June 30, 2017.
This report on Form 6-K is hereby incorporated by reference into the Company’s two registration statements on Form F-3 (Registration No. 333-213782 and Registration No. 333-213783), each filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 26, 2016.

SHIP FINANCE INTERNATIONAL LIMITED

REPORT ON FORM 6-K FOR THE SIX MONTHS ENDED JUNE 30, 2017

INDEX

Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2017 and June 30, 2016 and the year ended December 31, 2016	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2017 and June 30, 2016 and the year ended December 31, 2016	Page 5
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2017 and December 31, 2016	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and June 30, 2016 and the year ended December 31, 2016	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six months ended June 30, 2017 and June 30, 2016 and the year ended December 31, 2016	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 35
Cautionary Statement Regarding Forward-Looking Statement	Page 45
Signatures	Page 47

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2017 and June 30, 2016
and the year ended December 31, 2016
(in thousands of $, except per share amounts)

	Six months ended		Year ended
	June 30,		December 31,
	2017	2016	2016
Operating revenues
Direct financing lease interest income - related parties	9,385	12,208	22,850
Direct financing and sales-type lease interest income - other	9,604	—	331
Finance lease service revenues - related parties	19,827	22,932	44,523
Profit sharing revenues - related parties	5,591	38,937	51,470
Profit sharing revenues - other	61	74	74
Time charter revenues - related parties	25,717	28,755	55,265
Time charter revenues - other	90,862	80,956	171,483
Bareboat charter revenues - related parties	3,823	6,188	10,075
Bareboat charter revenues - other	15,523	19,287	34,964
Voyage charter revenues - other	9,701	9,022	19,329
Other operating income	1,009	3,215	2,587
Total operating revenues	191,103	221,574	412,951
Gain/(loss) on sale of assets and termination of charters, net	779	14	(167)
Operating expenses
Vessel operating expenses - related parties	31,013	34,224	67,221
Vessel operating expenses - other	35,097	34,590	68,795
Depreciation	43,364	46,304	94,293
Vessel impairment charge	—	—	5,314
Administrative expenses - related parties	405	730	1,443
Administrative expenses - other	3,601	4,058	7,629
Total operating expenses	113,480	119,906	244,695
Net operating income	78,402	101,682	168,089
Non-operating income/(expense)
Interest income - related parties, long term loans to associated companies	8,200	9,338	18,675
Interest income - related parties, other	1,372	383	897
Interest income - other	1,017	666	2,164
Interest expense - other	(44,307)	(35,274)	(71,843)
(Loss)/gain on repurchase of bonds	(756)	(38)	(8,802)
Dividend income - related parties	3,300	8,250	11,550
Other financial items, net	(8,690)	(13,718)	(2,089)
Net income before equity in earnings of associated companies	38,538	71,289	118,641
Equity in earnings of associated companies	13,855	14,322	27,765
Net income	52,393	85,611	146,406
Per share information:
Basic earnings per share	$0.56	$0.92	$1.57
Diluted earnings per share	$0.54	$0.78	$1.50
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30, 2017 and June 30, 2016
and the year ended December 31, 2016
(in thousands of $)

	Six months ended		Year ended
	June 30,		December 31,
	2017	2016	2016
Net income	52,393	85,611	146,406
Fair value adjustments to hedging financial instruments	3,221	(14,540)	9,702
Fair value adjustments to hedging financial instruments in associated companies	505	(1,767)	1,150
Fair value adjustments to available for sale securities	(8,806)	(92,077)	(93,406)
Other comprehensive income/(loss)	39	11	(38)
Reclassification into net income of previous fair value adjustments to hedging financial instruments	708	—	—
Other comprehensive income/(loss), net of tax	(4,333)	(108,373)	(82,592)

Comprehensive income/(loss)	48,060	(22,762)	63,814
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at June 30, 2017 and December 31, 2016
(in thousands of $, except share data)

	June 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	248,999	62,382
Restricted cash	9,000	—
Available-for-sale securities	110,802	118,489
Trade accounts receivable	6,309	3,549
Other receivables	12,682	11,370
Due from related parties	16,933	17,519
Inventories	5,034	5,083
Prepaid expenses and accrued income	4,692	3,608
Investment in direct financing and sales-type leases, current portion	33,083	32,220
Assets held for sale	—	24,097
Financial instruments (short-term): at fair value	79	110
Total current assets	447,613	278,427
Vessels and equipment, net	1,691,530	1,737,169
Newbuildings and vessel purchase deposits	45,907	33,447
Investment in direct financing and sales-type leases, long-term portion	612,390	523,815
Investment in associated companies	91	130
Loans to related parties - associated companies, long-term	314,000	330,087
Long-term receivables from related parties	8,171	9,268
Other long-term assets	14,559	18,992
Financial instruments (long-term): at fair value	4,652	6,042
Total assets	3,138,913	2,937,377

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	487,859	174,900
Trade accounts payable	1,132	1,229
Due to related parties	3,479	850
Financial instruments (short-term): at fair value	39,366	39,309
Accrued expenses	13,066	13,800
Other current liabilities	16,762	8,882
Total current liabilities	561,664	238,970
Long-term liabilities
Long-term debt	1,183,733	1,377,974
Financial instruments (long-term): at fair value	55,709	61,456
Other long-term liabilities	239,625	124,882
Total liabilities	2,040,731	1,803,282

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($0.01 par value; 150,000,000 shares authorized; 101,504,575 shares issued and outstanding at June 30, 2017 and at December 31, 2016)	1,015	1,015
Additional paid-in capital	282,683	282,502
Contributed surplus	680,703	680,703
Accumulated other comprehensive loss	(89,617)	(84,779)
Accumulated other comprehensive loss - associated companies	(471)	(976)
Retained earnings	223,869	255,630
Total stockholders’ equity	1,098,182	1,134,095
Total liabilities and stockholders’ equity	3,138,913	2,937,377
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2017 and June 30, 2016
and the year ended December 31, 2016
(in thousands of $)

	Six months ended		Year ended
	June 30,		December 31,
	2017	2016	2016
Operating activities
Net income	52,393	85,611	146,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	43,364	46,304	94,293
Vessel impairment charge	—	—	5,314
Amortization of deferred charges	4,694	5,663	10,972
Amortization of seller’s credit	(619)	(694)	(1,324)
Equity in earnings of associated companies	(13,855)	(14,322)	(27,765)
(Gain)/loss on sale of assets and termination of charters	(779)	(14)	167
Adjustment of derivatives to fair value recognized in net income	4,159	10,408	(4,399)
Loss/(gain) on repurchase of bonds	756	38	8,802
Interest receivable in form of notes	(635)	(633)	(633)
Other, net	932	157	365
Changes in operating assets and liabilities:
Trade accounts receivable	(2,760)	6,197	(1,492)
Due from related parties	16,382	(3,182)	8,433
Other receivables	(4,073)	1,307	(856)
Inventories	49	6	(27)
Prepaid expenses and accrued income	(1,084)	2,878	2,181
Trade accounts payable	(97)	235	394
Accrued expenses	(735)	(1,426)	1,046
Other current liabilities	3,055	(14,812)	(11,804)
Net cash provided by operating activities	101,147	123,721	230,073
Investing activities
Net maturities/(deposits) of restricted cash	(9,000)	—	—
Repayments from investments in direct financing and sales-type leases	16,669	16,309	30,410
Additions to newbuildings	(12,460)	(176,686)	(188,142)
Proceeds/(payments) from sales of vessels and termination of charters	62,762	4,932	29,102
Net amounts received from/(paid to) associated companies	21,241	170,866	193,517
Other investments and long term assets, net	(15,736)	(12,072)	(25,488)
Net cash provided by/(used in) investing activities	63,476	3,349	39,399
Financing activities
Shares issued, net of issuance costs	—	243	323
(Repurchase)/resale of bonds, net	(50,128)	(117,509)	(296,800)
Proceeds from issuance of long-term debt	226,104	277,000	522,000
Repayments of long-term debt	(67,274)	(190,612)	(329,303)
Debt fees paid	(700)	(217)	(5,099)
Repayment of lease obligation liability	(1,854)	—	(97)
Cash dividends paid	(84,154)	(84,134)	(168,289)
Net cash provided by/(used in) financing activities	21,994	(115,229)	(277,265)

Net change in cash and cash equivalents	186,617	11,841	(7,793)
Cash and cash equivalents at start of the period	62,382	70,175	70,175
Cash and cash equivalents at end of the period	248,999	82,016	62,382

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	42,694	33,521	65,184
The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the six months ended June 30, 2017 and June 30, 2016
and the year ended December 31, 2016
(in thousands of $, except number of shares)

	Six months ended		Year ended
	June 30,		December 31,
	2017	2016	2016
Number of shares outstanding
At beginning of period	101,504,575	93,468,000	93,468,000
Shares issued	—	36,575	8,036,575
At end of period	101,504,575	93,504,575	101,504,575
Share capital
At beginning of period	1,015	93,468	93,468
Shares issued	—	37	117
Transfer to contributed surplus - reduction in par value	—	—	(92,570)
At end of period	1,015	93,505	1,015
Additional paid-in capital
At beginning of period	282,502	285,859	285,859
Amortization of stock based compensation	181	139	403
Shares issued	—	206	206
Equity component from issuance of convertible bond due 2021	—	—	4,551
Adjustment to equity component arising from partial reacquisition of convertible bond due 2018	—	—	(8,517)
At end of period	282,683	286,204	282,502
Contributed surplus
At beginning of period	680,703	588,133	588,133
Transfer from share capital - reduction in par value	—	—	92,570
At end of period	680,703	588,133	680,703
Accumulated other comprehensive loss
At beginning of period	(84,779)	(1,037)	(1,037)
Gain/(loss) on hedging financial instruments reclassified into earnings	708	—	—
Fair value adjustments to hedging financial instruments	3,221	(14,540)	9,702
Fair value adjustments to available-for-sale securities	(8,806)	(92,077)	(93,406)
Other comprehensive income/(loss)	39	11	(38)
At end of period	(89,617)	(107,643)	(84,779)
Accumulated other comprehensive loss - associated companies
At beginning of period	(976)	(2,126)	(2,126)
Fair value adjustments to hedging financial instruments	505	(1,767)	1,150
At end of period	(471)	(3,893)	(976)
Retained earnings
At beginning of period	255,630	277,513	277,513
Net income	52,393	85,611	146,406
Dividends declared	(84,154)	(84,135)	(168,289)
At end of period	223,869	278,989	255,630
Total stockholders’ equity	1,098,182	1,135,295	1,134,095
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2016. The results of operations for the interim period ended June 30, 2017 are not necessarily indicative of the results for the entire year ending December 31, 2017.

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Ship Finance is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers" which will replace almost all existing revenue recognition guidance in U.S. GAAP and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of ASU 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 was effective for reporting periods and interim periods beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 "Deferral of the Effective Date" to delay the implementation of ASU 2014-09 by one year, in response to feedback from preparers, practitioners and users of financial statements. Accordingly, ASU 2014-09 is now effective for reporting periods and interim periods beginning on or after December 15, 2017. The Company is in the process of considering the impact of the standard on its consolidated financial statements and expects to complete the assessment during fiscal year 2017. For vessels operating on voyage charters, we expect to continue recognizing revenue over time. The time period over which revenue will be recognized is still being determined and, depending on the final conclusion, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. However, the total voyage results recognized over all periods would not change. The adoption of the standard is not expected to have a material impact on other income, primarily income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is only permitted for certain particular amendments within ASU 2016-01, where financial statements have not yet been issued. ASU 2016-01 will require the Company to recognize any changes in the fair value of certain equity investments in net income. These changes are currently recognized in other comprehensive income.

In February 2016, the FASB issued ASU 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09 (see above). ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-02 on its consolidated financial position, results of operations and cash flows.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial position, results of operations and cash flows.

In August 2016, the FASB issued ASU 2016-15 "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments", to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. It addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently assessing the impact of ASU 2016-15 on its statement of consolidated cash flows.

In November 2016, the FASB issued ASU 2016-18 "Statement of Cash Flows (Topic 230): Restricted Cash", to address diversity in practice that exists in the classification and presentation of changes in restricted cash and require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805) -Clarifying the Definition of a Business" which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is required to be applied prospectively and will be effective for the Company beginning January 1, 2018. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In March 2017, the FASB issued ASU 2017-08 "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities" to amend the amortization period for certain purchased callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In May 2017, the FASB issued ASU 2017-09 "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting" to clarify and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments provide guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting. ASU 2017-09 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In August 2017, the FASB issued ASU 2017-12 "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities" to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results. The amendments also simplify the application of hedge accounting in certain situations. ASU 2017-12 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

Recently Adopted Accounting Standards

In March 2016, the FASB issued ASU 2016-07 "Investments - Equity Method and Joint Ventures" to simplify the transition to the equity method of accounting. ASU 2016-07 eliminates the requirement that when an investment qualifies for the use of the equity method as a result of an increase in the level of ownership, the investor must adjust the investment, results of operations and retained earnings retrospectively as if the equity method had been in effect during all previous periods in which the investment had been held. ASU 2016-07 was effective for fiscal years and interim periods beginning after December 15, 2016. The adoption of this standard did not have a material impact on the consolidated financial statements of the Company for the six months ended June 30, 2017.

In March 2016, the FASB issued ASU 2016-09 "Compensation - Stock Compensation" to introduce improvements to employee share-based payment accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment award transactions, including the income tax consequences, the classification of awards as either equity or liabilities and the classification on the statement of cash flows. ASU 2016-09 was effective for fiscal years and interim periods beginning after December 15, 2016. The adoption of this standard did not have a material impact on the consolidated financial statements of the Company for the six months ended June 30, 2017.

2.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

(Loss)/Gain on sale of vessels
During the six months ended June 30, 2017, the VLCC Front Century, the Suezmax Front Brabant and the VLCC Front Scilla, which were accounted for as direct financing lease assets, were sold to unrelated third parties in March 2017, May 2017 and June 2017, respectively. Losses of $26,000, $1.7 million and $1.1 million, respectively, were recorded on the disposals. Sales proceeds included compensation received for early termination of the charters (see Note 15: Related party transactions).

The 1,700 TEU container vessel MSC Alice, which was previously an operating lease asset, was accounted for as a sales-type lease during the six months ended June 30, 2017, following the commencement of a long-term bareboat charter in April 2017 to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The terms of the charter provides a minimum fixed price purchase obligation at the expiry of the five year charter period. A gain of $0.7 million was recorded on the transaction.

Gain on termination of charters
In April 2017, the 2007-built jack-up drilling rig Soehanah was redelivered to us by the previous charterer, PT Apexindo Pratama Duta ("Apexindo"). Ship Finance received a non-amortizing loan note with a term of six years from Apexindo as part of the settlement agreement for the early termination of the charter. The note which has an initial face value of $6.0 million has been recorded at an initial fair value of $2.8 million which amounts to a gain on the termination of the charter.

3.	EARNINGS PER SHARE
The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended		Year ended
(in thousands of $)	June 30, 2017	June 30, 2016	December 31, 2016
Basic:
Net income available to stockholders	52,393	85,611	146,406
Diluted:
Net income available to stockholders	52,393	85,611	146,406
Interest and other expenses attributable to convertible bonds	4,571	9,151	15,310
Net income assuming dilution	56,964	94,762	161,716

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended		Year ended
(in thousands)	June 30, 2017	June 30, 2016	December 31, 2016
Basic earnings per share:
Weighted average number of common shares outstanding	93,505	93,489	93,497
Diluted earnings per share:
Weighted average number of common shares outstanding	93,505	93,489	93,497
Effect of dilutive share options	15	—	—
Effect of dilutive convertible debt	12,410	27,935	14,543
Weighted average number of common shares outstanding assuming dilution	105,930	121,424	108,040

The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the issue in October 2016 of 5.75% senior unsecured convertible bonds. These shares are owned by the Company and will be returned on or before maturity of the bonds in 2021. In addition, the 5.75% senior unsecured convertible bonds issued in October 2016 were not dilutive at June 30, 2017.

4.	OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Six months ended		Year ended
(in thousands of $)	June 30, 2017	June 30, 2016	December 31, 2016
Fair value gain/(loss) of designated derivatives (ineffective portion)	138	(840)	482
Fair value gain/(loss) on non-designated derivatives, net	(4,297)	(9,568)	3,917
Net cash payments on non-designated derivatives	(2,779)	(2,641)	(4,913)
Other items	(1,752)	(669)	(1,575)
Other financial items, net	(8,690)	(13,718)	(2,089)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relates to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under “Other comprehensive income”. In the event that an interest rate swap, or portion thereof, relating to a loan facility is no longer designated as a cash flow hedge, then corresponding gains/losses previously recorded in "Other comprehensive income" are reclassified as "Other financial items, net" in the Consolidated Statement of Operations. The above net movement in the valuation of non-designated derivatives includes $0.7 million reclassifications from "Other comprehensive income" in the six months ended June 30, 2017 (six months ended June 30, 2016: $nil reclassified from “Other comprehensive income”; year ended December 31, 2016: $nil reclassified from “Other comprehensive income”).

Other items mainly include bank charges, fees relating to loan facilities and foreign currency translation adjustments.

5.	AVAILABLE-FOR-SALE SECURITIES
Marketable securities held by the Company are debt securities and share investments considered to be available-for-sale securities.

(in thousands of $)	June 30, 2017	December 31, 2016
Amortized cost	198,568	197,449
Accumulated net unrealized (loss)/gain	(87,766)	(78,960)
Available-for-sale securities	110,802	118,489
The Company's investment in marketable securities consists of investments in shares and convertible and secured notes which mature in 2019 and 2022. Available-for-sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income". The accumulated net unrealized loss on available-for-sale securities included in "Other comprehensive income" at June 30, 2017, was $87.8 million (December 31, 2016: $79.0 million).

The investment in shares at June 30, 2017 consists of shareholding in various related party entities, which is comprised of listed shares in a Frontline Ltd. (“Frontline”) with a carrying value of $63.0 million (December 31, 2016: $78.2 million), shares in NorAm Drilling Company AS (“NorAm Drilling”) traded on the Norwegian Over the Counter market ("OTC") with a carrying value of $2.0 million (December 31, 2016: $1.4 million), and shares in Golden Close Maritime Corp. Ltd. (“Golden Close”) traded on the Norwegian OTC with a carrying value of $0.6 million (December 31, 2016: $nil). See also Note 15: Related party transactions.

The investment in convertible and secured notes at June 30, 2017, consists of listed and unlisted corporate bonds with a total carrying value of $45.1 million (December 31, 2016: $38.9 million).

6.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	June 30, 2017	December 31, 2016
Cost	2,140,898	2,154,994
Accumulated depreciation	(449,368)	(417,825)
Vessels and equipment, net	1,691,530	1,737,169
During the six months ended June 30, 2017, the 1,700 TEU container vessel MSC Alice, which was previously an operating lease asset, was accounted for as a sales-type lease. The carrying value of the container vessel was therefore reclassified from vessels and equipment to investment in lease asset.

7.	NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS
The Company took no delivery of newbuilding vessels during the six months ended June 30, 2017.
As at June 30, 2017, the Company had agreements for the construction of two newbuilding oil product carriers. Total costs of $12.5 million including capitalized interest of $0.9 million were paid in respect of these newbuildings in the six months ended June 30, 2017.

8.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES

As at June 30, 2017, the Company had 9 VLCCs and one Suezmax tanker on charter to Frontline Shipping Limited (“Frontline Shipping”), a wholly owned subsidiary of Frontline, a related party. These tankers are on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately three to 10 years. The terms of the charters do not provide Frontline Shipping with an option to terminate the charters before the end of their terms.
One of the Company's offshore support vessels is chartered on a long-term bareboat charter to Deep Sea Supply Shipowning II AS ("Deep Sea"), a wholly owned subsidiary of Deep Sea Supply AS, which in turn is a wholly owned subsidiary of Solship Invest 3 AS ("Solship", formerly Deep Sea Supply Plc., a related party). Solship is a wholly owned subsidiary of Solstad Farstad ASA, following the merger agreement between Solstad Offshore ASA, Farstad Shipping ASA and Deep Sea Supply Plc., which was completed in June 2017. The terms of the charter existing at June 30, 2017, provided the charterer with a call option to acquire the vessel at the expiry of the charter in 2023. Following amendment agreements entered into in September 2017, the charter includes a minimum fixed price put option at expiry of the charter, which has been extended to the end of December 2027. (See Note 18: Subsequent Events).
In addition to the above 11 vessels leased to related parties, the Company also had two container vessels accounted for as direct financing leases and one container vessel accounted for as a sales-type lease as at June 30, 2017, which are on long-term bareboat charters to MSC, an unrelated party. The terms of the charters provide a fixed price put option or purchase obligation at the expiry of the 15 year charter period for two of the container vessels and a minimum fixed price purchase obligation at the expiry of the five year charter period for the third container vessel.
As at June 30, 2017, the Company had a total of 14 vessels accounted for as direct financing and sales-type leases (December 31, 2016: 14 vessels). The following lists the components of the investments in direct financing and sales-type leases as at June 30, 2017 and December 31, 2016:

(in thousands of $)	June 30, 2017	December 31, 2016
Total minimum lease payments to be received	979,992	862,083
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(237,278)	(287,168)
Net minimum lease payments receivable	742,714	574,915
Estimated residual values of leased property (un-guaranteed)	243,974	213,901
Less: unearned income	(341,215)	(232,781)
Total investment in direct financing and sales-type leases	645,473	556,035

Current portion	33,083	32,220
Long-term portion	612,390	523,815
Total investment in direct financing and sales-type leases	645,473	556,035

9.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

At June 30, 2017, June 30, 2016 and December 31, 2016, the Company had the following participation in investments that are recorded using the equity method:

	June 30, 2017	June 30, 2016	December 31, 2016
SFL Deepwater Ltd (“SFL Deepwater”)	100%	100%	100%
SFL Hercules Ltd (“SFL Hercules”)	100%	100%	100%
SFL Linus Ltd (“SFL Linus”)	100%	100%	100%

Summarized balance sheet information of the Company’s wholly-owned equity method investees is as follows:

	As of June 30, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	126,227	34,296	39,690	52,241
Non-current assets	1,035,580	320,093	308,941	406,546
Total assets	1,161,807	354,389	348,631	458,787
Current liabilities	112,524	28,020	32,373	52,131
Non-current liabilities	1,049,192	326,333	316,248	406,611
Total liabilities	1,161,716	354,353	348,621	458,742
Total stockholders’ equity	91	36	10	45

	As of December 31, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	122,675	33,763	38,351	50,561
Non-current assets	1,094,442	335,229	326,562	432,651
Total assets	1,217,117	368,992	364,913	483,212
Current liabilities	107,026	25,512	29,280	52,234
Non-current liabilities	1,109,961	343,426	335,603	430,932
Total liabilities	1,216,987	368,938	364,883	483,166
Total stockholders’ equity	130	54	30	46

Summarized statement of operations information of the Company’s wholly-owned equity method investees is as follows:

	Six months ended June 30, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	38,987	10,879	11,614	16,494
Net operating revenues	38,987	10,879	11,614	16,494
Net income	13,855	3,382	3,730	6,743

	Six months ended June 30, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	40,565	11,112	11,738	17,715
Net operating revenues	40,565	11,112	11,738	17,715
Net income	14,322	3,520	3,350	7,452

	Year ended December 31, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	80,269	22,088	23,292	34,889
Net operating revenues	80,269	22,088	23,292	34,889
Net income	27,765	6,778	6,424	14,563

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra-deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill Limited (“Seadrill”), a related party. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules (see below). Accordingly, SFL Deepwater now holds one ultra-deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390.0 million five year term loan and revolving credit facility with a syndicate of banks, which was used in November 2013 to refinance the previous loan facility. At June 30, 2017, the balance outstanding under the new facility was $237.1 million, and the available amount under the revolving part of the facility was fully drawn. The Company guaranteed $75.0 million of this debt at June 30, 2017. In addition, the Company has given the banks a first priority pledge over all shares of SFL Deepwater and assigned all claims under a secured loan made by the Company to SFL Deepwater in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In the six months ended June 30, 2017, SFL Deepwater paid dividends of $3.4 million (six months ended June 30, 2016: $43.0 million; year ended December 31, 2016: $46.3 million).

SFL Hercules is a 100% owned subsidiary of Ship Finance, incorporated in January 2012 for the purpose of holding an ultra-deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six year term loan and revolving credit facility with a syndicate of banks to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013 and at June 30, 2017, the balance outstanding under this facility was $265.0 million. At June 30, 2017, the available amount under the revolving part of the facility was fully drawn. The Company guaranteed $70.0 million of this debt at June 30, 2017. In addition, the Company has given the banks a first priority pledge over all shares of SFL Hercules and assigned all claims under a secured loan made by the Company to SFL Hercules in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In the six months ended June 30, 2017, SFL Hercules paid dividends of $3.8 million (six months ended June 30, 2016: $22.0 million; year ended December 31, 2016: $25.1 million).

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired in 2013 from North Atlantic Drilling Ltd (“NADL”), a related party. SFL Linus holds a harsh environment jack-up drilling rig which was delivered from the shipyard in February 2014 and immediately leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. In October 2013, SFL Linus entered into a $475 million five year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014, and at June 30, 2017, the balance outstanding under this facility was $332.5 million. At June 30, 2017, the available amount under the revolving part of the facility was fully drawn. The Company guaranteed $90.0 million of this debt at June 30, 2017. In addition, the Company has given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by the Company to SFL Linus in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. In February 2015, amendments were made to the lease, whereby Seadrill replaced NADL as lease guarantor. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, the charter includes a fixed price put option at expiry of the charter in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In the six months ended June 30, 2017, SFL Linus paid dividends of $7.3 million (six months ended June 30, 2016: $32.0 million; year ended December 31, 2016: $42.1 million).

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities contain financial covenants, with which both Ship Finance and Seadrill must comply. As at June 30, 2017, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities. In September 2017, Seadrill announced that it has entered into a restructuring agreement, which will be implemented by way of prearranged chapter 11 cases (the “Restructuring Plan” ). As part of the Restructuring Plan, the financial covenants on Seadrill will be replaced by financial covenants on a newly established subsidiary of Seadrill, who will also act as guarantor for the obligations under the leases for the three drilling units. If the Restructuring Plan is terminated or not approved by the court, there is a risk that the Company, will not be in compliance with the applicable loan covenants and the outstanding amounts under the long-term debt facilities may become due and payable. (See also Note18: Subsequent Events).

10.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	June 30, 2017	December 31, 2016
Long-term debt:
NOK600 million senior unsecured floating rate bonds due 2017	17,482	65,445
3.25% senior unsecured convertible bonds due 2018	184,202	184,202
NOK900 million senior unsecured floating rate bonds due 2019	90,764	87,801
5.75% senior unsecured convertible bonds due 2021	225,000	225,000
NOK500 million senior unsecured floating rate bonds due 2020	59,871	—
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2023	1,117,284	1,017,558
Total debt principal	1,694,603	1,580,006
Less: Unamortized debt issuance costs	(23,011)	(27,132)
Less: Current portion of long-term debt	(487,859)	(174,900)
Total long-term debt	1,183,733	1,377,974

The outstanding debt as of June 30, 2017 is repayable as follows:

(in thousands of $)
Year ending December 31,

2017 (remaining six months)	87,727
2018	463,783
2019	267,444
2020	231,931
2021	457,412
Thereafter	186,306
Total debt principal	1,694,603
The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 4.56% per annum at June 30, 2017 (December 31, 2016: 4.20%). This rate takes into consideration the effect of related interest rate swaps. At June 30, 2017, the three month US Dollar London Interbank Offered Rate, or LIBOR, was 1.299% (December 31, 2016: 0.998%) and the Norwegian Interbank Offered Rate, or NIBOR, was 0.83% (December 31, 2016: 1.17%).

NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Since their issue, the Company has purchased bonds with principal amounts totaling NOK454.0 million, net. As at June 30, 2017, the net outstanding of bonds purchased have been canceled and the net amount outstanding at June 30, 2017, was NOK146.0 million, equivalent to $17.5 million (December 31, 2016: NOK565 million, equivalent to $65.4 million). The outstanding amount as at June 30, 2017 was redeemed in full in July 2017, following the exercise of the call option by the Company (see also Note 18: Subsequent Events).
3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $13.5535 per share. Also, subsequent to the bond issue, the Company has purchased and canceled bonds with principal amounts totaling $165.8 million and the net amount outstanding at June 30, 2017 was $184.2 million (December 31, 2016: $184.2 million).
In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $1.0 million. As required by ASC 470-20 “Debt with conversion and other options”, the Company calculated the equity component of the convertible bond taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million in 2013 and this amount was recorded as “Additional paid-in capital”, with a corresponding adjustment to “Deferred charges” which are amortized to “Interest expense” over the appropriate period. The amortization of this item amounted to $0.6 million for the six months ended June 30, 2017.
NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Subsequent to their issue, the Company has purchased bonds with principal amounts totaling NOK142.0 million at June 30, 2017, which are being held as treasury bonds. The net amount outstanding at June 30, 2017, was NOK758 million, equivalent to $90.8 million (December 31, 2016: NOK758 million, equivalent to $87.8 million).
5.75% senior unsecured convertible bonds due 2021
On October 5, 2016, the Company issued a senior unsecured convertible bond loan totaling $225.0 million. Interest on the bonds is fixed at 5.75% per annum and is payable in cash quarterly in arrears on January 15, April 15, July 15 and October 15. The bonds are convertible into Ship Finance International Limited common shares and mature on October 15, 2021. The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Since issuance, dividend distributions have increased the conversion rate to 59.5336, equivalent to a conversion price of approximately $16.7983 per share. The net amount outstanding at June 30, 2017 was $225.0 million (December 31, 2016: $225.0 million).
In conjunction with the bond issue, the Company loaned up to 8,000,000 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were initially borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $120,000. In November 2016, the Company issued 8,000,000 new shares, to replace the shares borrowed from Hemen Holding Ltd. The Company received $80,000 from Hemen Holding Ltd. upon the return of the borrowed shares. As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $4.6 million in 2016 and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $0.5 million for the six months ended June 30, 2017.

NOK500 million senior unsecured bonds due 2020
On June 22, 2017, the Company issued a senior unsecured bond loan totaling NOK500 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on June 22, 2020. The net amount outstanding at June 30, 2017, was NOK500 million, equivalent to $59.9 million (December 31, 2016: $nil, equivalent to $nil).
$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serves as security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. At June 30, 2017, the amount available under the revolving part of the facility was $20.0 million. The net amount outstanding at June 30, 2017, was $nil (December 31, 2016: $nil).
$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The net amount outstanding at June 30, 2017, was $22.0 million (December 31, 2016: $23.4 million).
$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of five years. The facility is secured against a Suezmax tanker. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The net amount outstanding at June 30, 2017, was $22.0 million (December 31, 2016: $23.4 million).
$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at June 30, 2017, was $28.3 million (December 31, 2016: $30.2 million).
$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at June 30, 2017, was $41.9 million (December 31, 2016: $44.9 million).
$171 million secured loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against a 1,700 TEU container vessel and seven Handysize dry bulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at June 30, 2017, was $104.0 million (December 31, 2016: $110.1 million).
$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at June 30, 2017, was $33.3 million (December 31, 2016: $35.5 million).
$45 million secured term loan facility and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. At June 30, 2017, the available amount under the revolving part of the facility was $9.0 million. The net amount outstanding at June 30, 2017, was $36.0 million (December 31, 2016: $36.0 million).

$101 million secured term loan facility
In August 2014, six wholly-owned subsidiaries of the Company entered into a $101.4 million secured term loan facility with a syndicate of banks, secured against six offshore support vessels. One of the vessels was sold in February 2016, and the facility now relates to the remaining five vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at June 30, 2017, was $54.7 million (December 31, 2016: $54.7 million).
$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at June 30, 2017, was $20.0 million (December 31, 2016: $20.0 million).
$128 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels which were delivered in 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2017, was $105.2 million (December 31, 2016: $109.4 million).
$128 million secured term loan facility
In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels which were delivered in 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2017, was $108.4 million (December 31, 2016: $112.6 million).
$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at June 30, 2017, was $30.3 million (December 31, 2016: $31.5 million).
$250 million secured revolving credit facility
In June 2015, 17 wholly-owned subsidiaries of the Company entered into a $250.0 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping. Seven of the tankers were sold and delivered to their new owners prior to June 30, 2017, and the facility was secured against the remaining 10 tankers at June 30, 2017. The facility bears interest at LIBOR plus a margin and has a term of three years. At June 30, 2017, there was no amount available to draw under the facility. The net amount outstanding at June 30, 2017, was $178.9 million (December 31, 2016: $40.0 million).
$166 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries of the Company entered into a $166.4 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2017, was $138.7 million (December 31, 2016: $145.6 million).

$210 million secured term loan facility
In November 2015, three wholly-owned subsidiaries of the Company entered into a $210.0 million secured term loan facility with a syndicate of banks, to partly finance the acquisition of three container vessels, against which the facility is secured. One of the vessels was delivered in 2015, and the remaining two vessels were delivered in 2016. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. At June 30, 2017, the net amount outstanding was $193.6 million (December 31, 2016: $200.2 million).
The aggregate book value of assets pledged as security against borrowings at June 30, 2017, was $1,914 million (December 31, 2016: $2,009 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of June 30, 2017, the Company is in compliance with all of the covenants under its long-term debt facilities. The $101.4 million secured term loan facility entered into in August 2014 contains certain financial covenants on Solship. As at June 30, 2017, Solship was in compliance with all covenants under the loan agreement.

11.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds due 2017 and 2019. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank, Nordea Bank Finland Plc., ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S, Swedbank AB (publ), Credit Agricole Corporate & Investment Bank and Commonwealth Bank of Australia. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.
The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	June 30, 2017	December 31, 2016
Designated derivative instruments - short-term assets:
Interest rate swaps	79	110
Total derivative instruments - short-term assets	79	110

Designated derivative instruments - long-term assets:
Interest rate swaps	3,809	4,540
Non-designated derivative instruments - long-term assets:
Interest rate swaps	843	1,502
Total derivative instruments - long-term assets	4,652	6,042

(in thousands of $)	June 30, 2017	December 31, 2016
Designated derivative instruments -short-term liabilities:
Interest rate swaps	—	—
Cross currency interest rate swaps	13,396	37,101
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	238	—
Cross currency interest rate swaps	25,732	2,208
Total derivative instruments - short-term liabilities	39,366	39,309

Designated derivative instruments - long-term liabilities:
Interest rate swaps	9,115	10,134
Cross currency interest rate swaps	37,605	41,716
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	1,544	1,388
Cross currency interest rate swaps	7,445	8,218
Total derivative instruments - long-term liabilities	55,709	61,456

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At June 30, 2017, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate

$27,155 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$28,279 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$41,929 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$139,533 (reducing to $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$33,250 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*
$105,188 (reducing to $70,125)	December 2016	December 2021	1.86% - 3.33%
$108,375 (reducing to $70,125)	January 2017	January 2022	1.56% - 3.09%
$30,333 (reducing to $19,413)	September 2015	March 2022	1.67%
$193,594 (reducing to $149,844)	February 2016	February 2021	1.07% - 1.26%

* These swaps relate to the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019, respectively, and the fixed interest rates paid are exchanged for NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

The total notional principal amount subject to swap agreements as at June 30, 2017 was $1.2 billion (December 31, 2016: $1.0 billion).
Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK600 million senior unsecured bonds due 2017 and the NOK900 million senior unsecured bonds due 2019.

Principal Receivable	Principal Payable		Inception date	Maturity date
NOK600 million	$105.4	million	October 2012	October 2017
NOK900 million	$151.0	million	March 2014	March 2019
Apart from the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	June 30, 2017	December 31, 2016	December 31, 2016
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale securities	110,802	110,802	118,489	118,489
Floating rate NOK bonds due 2017	17,482	17,701	65,445	65,955
Floating rate NOK bonds due 2019	90,764	90,310	87,801	86,026
Floating rate NOK bonds due 2020	59,871	59,871	—	—
3.25% unsecured convertible bonds due 2018	184,202	192,924	184,202	201,206
5.75% unsecured convertible bonds due 2021	225,000	217,717	225,000	224,366
Derivatives:
Interest rate/ currency swap contracts - short-term receivables	79	79	110	110
Interest rate/ currency swap contracts - long-term receivables	4,652	4,652	6,042	6,042
Interest rate/ currency swap contracts - short-term payables	39,366	39,366	39,309	39,309
Interest rate/ currency swap contracts - long-term payables	55,709	55,709	61,456	61,456
The above short-term receivables relating to interest rate/ currency swap contracts all relate to designated hedges at June 30, 2017 and December 31, 2016. The above long-term receivables relating to interest rate/ currency swap contracts at June 30, 2017, include $0.8 million which relates to non-designated swap contracts (December 31, 2016: $1.5 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at June 30, 2017, include $26.0 million which relates to non-designated swap contracts (December 31, 2016: $2.2 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at June 30, 2017, include $9.0 million which relates to non-designated swap contracts (December 31, 2016: $9.6 million), with the balance relating to designated hedges.
In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at June 30, 2017, were measured as follows:

		Fair value measurements using,
(in thousands of $)	June 30, 2017	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale securities	110,802	110,802		—
Interest rate/ currency swap contracts – short-term receivables	79		79
Interest rate/ currency swap contracts - long-term receivables	4,652		4,652
Total assets	115,533	110,802	4,731	—
Liabilities:
Floating rate NOK bonds due 2017	17,701	17,701
Floating rate NOK bonds due 2019	90,310	90,310
Floating rate NOK bonds due 2020	59,871	59,871
3.25% unsecured convertible bonds due 2018	192,924	192,924
5.75% unsecured convertible bonds due 2021	217,717	217,717
Interest rate/ currency swap contracts – short-term payables	39,366		39,366
Interest rate/ currency swap contracts – long-term payables	55,709		55,709
Total liabilities	673,598	578,523	95,075	—
Fair value is measured in accordance with FASB ASC Topic 820 “Fair Value Measurement and Disclosures”. ASC 820 establishes a fair value hierarchy as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable market-based inputs other than quoted prices or unobservable inputs that are corroborated by market data.
Level 3 - Unobservable inputs for assets or liabilities that are not corroborated by market data.

Listed available-for-sale securities are recorded at fair value, being their market value as at the balance sheet date.

The estimated fair values for the floating rate NOK denominated bonds due 2017, 2019 and 2020, and the 3.25% and 5.75% unsecured convertible bonds due 2018 and 2021, respectively, are all based on their quoted market prices as at the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at June 30, 2017.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Bank of Valletta and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a significant proportion of our operating revenues. In the six months ended June 30, 2017, Frontline accounted for approximately 18% of our consolidated operating revenues (six months ended June 30, 2016: 33%; year ended December 31, 2016: 28%). There is therefore a concentration of revenue risk with Frontline.

In addition, a significant portion of our net income is generated from our associated companies that lease rigs to subsidiaries of Seadrill including NADL, which is fully guaranteed by Seadrill. In the six months ended June 30, 2017, income from our associated companies accounted for approximately 42% of our consolidated net income (six months ended June 30, 2016: 28%; year ended, December 31, 2016: 32%). There is therefore a concentration of risk with Seadrill.
In September 2017, Seadrill announced its Restructuring Plan. The Company and three of the Company's subsidiaries, who own and lease the drilling rigs West Linus, West Hercules and West Taurus to Seadrill, have also entered into the Restructuring Plan. As part of the agreement, Ship Finance and its relevant subsidiaries have agreed to reduce the contractual charter hire payable by Seadrill by approximately 30% for a 5-year period starting in 2018, with the reduced amounts added back in the period thereafter. The call options on behalf of Seadrill under the relevant leases have also been amended as part of the Restructuring Plan. The leases for West Hercules and West Taurus will also be extended for a period of 13 months until December 2024, with amended purchase obligations at the new expiry of the charters. Concurrently, the banks who finance the three rigs have agreed to extend the loan period by approximately four years under each of the facilities, with reduced amortization in the extension period compared to today's level. If the Restructuring Plan is terminated or not approved by the court, the Company's income generated from associated companies could be reduced or eliminated and could also result in a default under the respective loan facilities provided by the banks in these associated companies resulting in them calling on guarantees provided by the Company.
As discussed in Note 16: Commitments and Contingent Liabilities, the Company, at June 30, 2017, guaranteed a total of $235 million (December 31, 2016: $240 million) of the bank debt in these companies and had outstanding receivable balance on loans granted by the Company to these associated companies totaling $314.0 million at June 30, 2017 (December 31, 2016: $330.7 million). The loans granted by the Company are considered not impaired at June 30, 2017, due to the fair value of the ultra deepwater drilling rigs owned by SFL Deepwater and SFL Hercules exceeding the book values at June 30, 2017 and due to current employment under a sub-charter and generally high utilization rates for the type of harsh environment jack-up rig in SFL Linus.

12.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	June 30, 2017	December 31, 2016
150,000,000 common shares of $0.01 par value each (December 31, 2016: 150,000,000 shares of $0.01 par value each)	1,500	1,500
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	June 30, 2017	December 31, 2016
101,504,575 common shares of $0.01 par value each (December 31, 2016: 101,504,575 shares of $0.01 par value each)	1,015	1,015

The Company’s common shares are listed on the New York Stock Exchange.

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. In the six months ended June 30, 2017, additional paid-in capital was credited with $0.2 million relating to the fair value of options granted in March 2016.

13.	SHARE OPTION PLAN

The Option Scheme adopted in November 2006 expired in November 2016 and the Board adopted a new Share Option Plan which will expire in November 2026. The terms and conditions are the same as the Option Scheme adopted in November 2006.

No options were granted or exercised under the scheme in the six months ended June 30, 2017.

As at June 30, 2017, the unrecognized compensation cost relating to non-vested options granted under the Company's Option Scheme was $0.3 million (December 31, 2016: $0.5 million).

14.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	June 30, 2017	December 31, 2016
Unamortized sellers' credit	5,046	6,124
Obligations under capital leases - long-term portion	234,573	118,754
Other items	6	4
	239,625	124,882

The unamortized seller's credit is in respect of the five offshore support vessels on long-term bareboat charters to Deep Sea.

In October 2015, the Company entered into agreements to charter-in two newbuilding container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter-out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The first vessel was delivered in December 2016 and the second vessel was delivered in March 2017. These two vessels are accounted for as direct financing lease assets. The Company's future minimum lease obligations under the non-cancellable lease are as follows:

(in thousands of $)
Year ending December 31,
2017 (remaining six months)	12,630
2018	25,054
2019	25,054
2020	25,122
2021	25,054
Thereafter	306,903
Total lease obligations	419,817
Less: imputed interest payable	(177,729)
Present value of obligations under capital lease	242,088
Less: current portion	(7,515)
Obligations under capital lease - long-term portion	234,573

15.	RELATED PARTY TRANSACTIONS
The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with related parties.
The Company has transactions with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill
–    NADL
–    Golden Ocean Group Limited (“Golden Ocean”)
–    United Freight Carriers (“UFC” - which is a joint venture approximately 50% owned by Golden Ocean)
–    Deep Sea
–    Seatankers Management Co. Ltd. (“Seatankers”)
–    NorAm Drilling
–    Golden Close

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease balances (see Note 8: Investment in Direct Financing and Sales-Type Leases).

(in thousands of $)	June 30, 2017	December 31, 2016
Amounts due from:
Frontline Shipping	—	11,906
Frontline	5,183	3,008
Deep Sea	1,843	1,945
SFL Deepwater	2,594	—
SFL Hercules	3,078	—
SFL Linus	4,235	660
Total amount due from related parties	16,933	17,519
Loans to related parties - associated companies, long-term
SFL Deepwater	113,000	119,167
SFL Hercules	80,000	85,920
SFL Linus	121,000	125,000
Total loans to related parties - associated companies, long-term	314,000	330,087
Long-term receivables from related parties
Deep Sea	8,171	9,268
Total long-term receivables from related parties	8,171	9,268
Amounts due to:
Frontline Shipping	1,968	229
Frontline	848	493
Golden Ocean	369	—
Deep Sea	200	—
Seatankers	45	79
Other related parties	49	49
Total amount due to related parties	3,479	850

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at June 30, 2017 within the financial statements (see Note 9: Investment In Associated Companies). As described below in “Related party loans”, at June 30, 2017 the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules and SFL Linus, are presented net of their respective current accounts to the extent that it is an amount due to the associates.
Related party leasing and service contracts
As at June 30, 2017, 10 of the Company’s vessels leased to Frontline Shipping (December 31, 2016: 12) and one of its offshore support vessels leased to Deep Sea (December 31, 2016: one) are recorded as direct financing leases. At June 30, 2017, the combined balance of net investments in direct financing leases with Frontline Shipping and Deep Sea was $355.2 million (December 31, 2016: $411.1 million), of which $26.0 million (December 31, 2016: $28.9 million) represents short-term maturities.

In November 2016, the Company agreed to sell the VLCC Front Century which was leased to Frontline Shipping and accounted for as a direct financing lease asset. At December 31, 2016, the vessel was recorded as a held for sale asset and the carrying value was $24.1 million. In March 2017, the vessel was sold and delivered to an unrelated third party. A loss of $26,000 was recorded on the disposal, the proceeds of which included $20.5 million gross sales proceeds and an early termination of charter compensation of $4.1 million. An impairment charge of $0.5 million had been recorded against the carrying value of the vessel in the year ended December 31, 2016. Similarly, the Suezmax Front Brabant and the VLCC Front Scilla which were also on charter to Frontline Shipping were sold to unrelated third parties in May 2017 and June 2017, respectively. The Company received termination fees of $3.6 million and $6.5 million from Frontline Shipping for the early termination of the charters and recorded losses of $1.7 million and $1.1 million, respectively, on the disposals.

In addition, included under operating leases at June 30, 2017, there were four offshore support vessels leased to Deep Sea (December 31, 2016: four) and eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean (December 31, 2016: eight). At June 30, 2017, the net book value of assets leased under operating leases to Golden Ocean and Deep Sea was $317.1 million (December 31, 2016: $328.6 million).
On June 5, 2015, amendments were made to the charter agreements with Frontline Shipping, relating to VLCCs and Suezmax tankers accounted for as direct financing leases. The amendments, which do not affect the duration of the leases and were effective from July 1, 2015, consist of reductions in the long-term daily time charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers, and increases in the daily management and operating fees payable to a subsidiary of Frontline to $9,000 per day for all vessels. As part of the amended agreements, the Company's profit sharing percentage increased from 25% to 50%, and is now calculated and paid on a quarterly basis. In the six months ended June 30, 2017, the Company recorded profit share revenues of $5.6 million (six months ended June 30, 2016: $38.7 million; year ended December 31, 2016: $50.9 million), all of which related to the 50% arrangement effective from July 1, 2015.

In consideration for amendments to the charter agreements made on June 5, 2015, the Company received 55 million ordinary shares in Frontline, representing approximately 27.73% of the issued share capital of Frontline at the time of receipt in June 2015. On November 30, 2015, Frontline merged with Frontline 2012 and increased its issued share capital, reducing the Company's holding to approximately 7.03%. Accordingly, from June 5, 2015 to November 30, 2015, the Company's shareholding in Frontline was accounted for as an investment in associated companies (see Note 9: Investment in associated companies). Since December 1, 2015, the Company's holding in Frontline shares has been held under available-for-sale securities (see Note 5: Available-for-sale securities). In February 2016, Frontline enacted a 1-for-5 reverse stock split on its ordinary shares, resulting in the Company's holding in Frontline to consist of 11 million ordinary shares. At June 30, 2017, the Company's 11 million ordinary shares in Frontline, represented approximately 6.48% of the issued share capital of Frontline.

In the six months ended June 30, 2017, the Company had eight dry bulk carriers operating on time charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels. In the six months ended June 30, 2017, the Company earned no profit share revenue under this arrangement (six months ended June 30, 2016: $nil; year ended December 31, 2016: $nil).

In the six months ended June 30, 2017, the Company had five offshore support vessels on long-term bareboat charters to Deep Sea which include profit sharing arrangements whereby the Company earns a 50% profit share on charter revenues earned by the vessels above the set base charter rates, calculated on a time charter equivalent basis. In the six months ended June 30, 2017, the Company earned no profit share revenue under this arrangement (six months ended June 30, 2016: $nil; year ended December 31, 2016: $nil).

During 2016, the Company recorded profit share income in respect of a 50% profit sharing arrangement on certain dry bulk carriers previously on time charters to UFC (six months ended June 30, 2016: $0.3 million; year ended December 31, 2016: $0.6 million). In the six months ended June 30, 2017, the Company had no vessels on charter to UFC.

A summary of leasing revenues and repayments from the Frontline Shipping, Golden Ocean, UFC and Deep Sea is as follows:

	Six months ended		Year ended
(in thousands of $)	June 30, 2017	June 30, 2016	December 31, 2016
Operating lease income	29,540	34,943	65,340
Direct financing lease interest income	9,385	12,208	22,850
Finance lease service revenue	19,827	22,932	44,523
Direct financing lease repayments	14,064	16,309	30,321
Profit share and cash sweep income	5,591	38,937	51,470

In addition to leasing revenues and repayments, the Company incurred the following fees with related parties:

	Six months ended		Year ended
(in thousands of $)	June 30, 2017	June 30, 2016	December 31, 2016
Frontline:
Vessel Management Fees	20,506	23,629	45,931
Commissions and Brokerage	112	204	390
Administration Services Fees	172	180	576
Golden Ocean:
Vessel Management Fees	10,136	10,192	20,496
Operating Management Fees	370	404	795
Seatankers:
Administration Services Fees	22	157	315
Office Facilities:
Seatankers Management Norway AS	80	155	317
Frontline Corporate Services Ltd	131	238	235

Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus, granting them loans of $145 million, $145 million, and $125 million, respectively at fixed interest rates. These loans are repayable in full by July 11, 2023, October 1, 2023, and June 30, 2029, respectively, or earlier if the companies sell their drilling units. The outstanding balances as at June 30, 2017, were $113.0 million, $80.0 million, and $121.0 million for the loans to SFL Deepwater, SFL Hercules and SFL Linus, respectively.
In the six months ended June 30, 2017, the Company received interest income on these loans of $2.9 million from SFL Deepwater (six months ended June 30, 2016: $3.3 million; year ended December 31, 2016: $6.5 million), $2.5 million from SFL Hercules (six months ended June 30, 2016: $3.3 million; year ended December 31, 2016: $6.5 million) and $2.8 million from SFL Linus (six months ended June 30, 2016: $2.8 million; year ended December 31, 2016: $5.6 million).
Long-term receivables from related parties
The Company received a loan note from Solship (formerly Deep Sea Supply Plc.) as compensation for the early termination of the charter on an offshore support vessel in February 2016. In the six months ended June 30, 2017, the Company received $0.5 million interest on the loan note (six months ended June 30, 2016: $0.4 million; year ended December 31, 2016: $0.9 million).
Other related party investments and income
In the six months ended June 30, 2017, the Company received dividends of $3.3 million on its holding of shares in Frontline (six months ended June 30, 2016: $8.3 million; year ended December 31, 2016: $11.6 million).

In the six months ended June 30, 2017, the Company recorded interest income of $0.3 million and other income of $0.1 million on its holding of investments in secured notes issued by NorAm Drilling (six months ended June 30, 2016: $0.2 million; year ended December 31, 2016: $0.5 million).

In the six months ended June 30, 2017, the Company received 8.9 million shares in Golden Close as part of a bond restructuring undertaken by Golden Close. These shares, on which no dividend income was received in the six months ended June 30, 2017, represent approximately 20% of the outstanding shares in the company. The Company's investments in convertible and secured notes issued by Golden Close are held as available-for-sale securities and have a carrying value of $29.9 million. The Company recorded interest income on these notes of $0.6 million in the six months ended June 30, 2017 (six months ended June 30, 2016: $0.2 million; year ended December 31, 2016: $0.2 million).
In June 2017, the Company facilitated a performance guarantee in favour of an oil company relating to a new contract for the drillship Deepsea Metro 1, which is owned by Golden Close. The guarantee has a maximum liability limited to $18.0 million, a maturity of up to 6 months, and is secured under a first lien mortgage over the drillship, ranking ahead of other secured claims. In the six months ended June 30, 2017, the Company recorded a net fee income of $0.2 million for facilitating the guarantee and as at June 30, 2017, the Company had restricted cash balance of $9.0 million in connection with the transaction.

16.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	June 30, 2017	December 31, 2016
Book value of consolidated assets pledged under ship mortgages	$1,914	$2,009

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rigs and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at June 30, 2017, the Company ($1.7 billion) and its 100% equity-accounted subsidiaries ($834.6 million) had a combined outstanding principal indebtedness of $2.5 billion (December 31, 2016: $2.5 billion) under various credit facilities. Most of the Company’s vessels and rigs have been pledged under mortgages in respect of this outstanding indebtedness as at June 30, 2017, excluding three 1,700 TEU container vessels, a jack-up drilling rig and two 114,000 dwt LR2 newbuilding oil product tankers.
Other Contractual Commitments and Contingencies
The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd, Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The Korea Shipowner’s Mutual Protection & Indemnity Association, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under “Investment in associated companies”. As of June 30, 2017, their combined borrowings amounted to $834.6 million (December 31, 2016: $883.4 million) and the Company guaranteed $235 million (December 31, 2016: $240 million) of this debt which is secured by first priority mortgages over the relevant rigs. In September 2017, amendments were made to the facility agreements whereby the minimum guarantee amounts will be $75 million for SFL Deepwater, $70 million for SFL Hercules and $90 million for SFL Linus, and increased by any net cash amounts received by the Company from the relevant subsidiaries.
In addition, the Company has assigned all claims it may have under its secured loans to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities. These loans had a total outstanding balance of $314.0 million at June 30, 2017 (December 31, 2016: $330.7 million) and are secured by second priority mortgages over each of the rigs, which have been assigned to the lenders under the respective credit facilities. The lenders under the respective credit facilities have also been granted a first priority pledge over all shares of the relevant asset owning subsidiaries.
In June 2017, the Company facilitated a performance guarantee in favour of an oil company relating to a new contract for the drillship Deepsea Metro 1, which is owned by Golden Close, a related party. The guarantee has a maximum liability limited to $18.0 million, a maturity of up to 6 months, and is secured under a first lien mortgage over the drillship, ranking ahead of other secured claims. The guarantee is fully indemnified by Golden Close. In September 2017, the performance guarantee was canceled.
At June 30, 2017, the Company had commitments under contracts to acquire newbuilding vessels totaling $65.2 million (December 31, 2016: $76.1 million). There were no other material contractual commitments at June 30, 2017.
The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such law suits.

17.	CONSOLIDATED VARIABLE INTEREST ENTITIES

As at June 30, 2017, the Company’s consolidated financial statements included 26 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from April 2018 to July 2025. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.
At June 30, 2017, the vessel of two of these entities is accounted for as a direct financing lease with a carrying value of $21.7 million, unearned lease income of $2.3 million and estimated residual value of $5.8 million. The outstanding loan balance in this entity is $6.0 million, of which the short-term portion is $nil.
The other 24 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at June 30, 2017, of $546.6 million. The outstanding loan balances in these entities total $243.4 million, of which the short-term portion is $13.9 million.

18.	SUBSEQUENT EVENTS

In July 2017, the Company redeemed in cash the full outstanding amount under the NOK600 million senior unsecured bonds due 2017.
In July 2017, the Company agreed to sell the 1997-built Suezmax vessel Front Ardenne to an unrelated third party. The agreed net sales price for the vessel is approximately $12 million, including compensation receivable from Frontline Shipping for the early termination of the charters. Front Ardenne was delivered to its new owner in August 2017.
In August 2017, the Company agreed to extend the charters, at a lower charter rate, for two car carriers Glovis Conductor and Glovis Composer until mid-2018 from the current expiry in late August 2017 and late September 2017, respectively.

In August 2017, the Company took delivery of two 114,000 dwt LR2 newbuilding product tankers. Upon delivery, the vessels commenced their respective seven year time charters to Phillips 66, with options for the charterer to extend the period up to 12 years. The Company has finalized a $76 million long term bank financing for the vessels post-delivery, which was drawn in September 2017.

In August 2017, the Company entered into cross currency interest rate swap agreements swapping all principal and interest payments under the NOK500 million senior unsecured bonds to USD and to a fixed interest rate at an average of 6.91% per annum.
On August 30, 2017, the Board of Directors of the Company declared a dividend of $0.35 per share, which was paid in cash on September 29, 2017.
In September 2017, the Company awarded a total of 113,000 options to officers and employees, pursuant to the Company's Share Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from September 2018 onwards. The initial strike price is $14.30 per share.

In September 2017, the Company entered into amendment agreements relating to the five offshore supply vessels previously employed under long term bareboat charters to a fully guaranteed subsidiary of Deep Sea Supply Plc. The amendments were agreed in June 2017, subject to certain conditions, in connection with the merger between Deep Sea Supply Plc., Solstad Offshore ASA and Farstad Shipping ASA. The new listed entity is called Solstad Farstad ASA. The amendments include amongst others a reduction of the charter rates, an extension of the charters and the introduction of put options at the expiry of the charters. Following the merger, Solship, a wholly owned subsidiary of Solstad Farstad ASA, acts as charter guarantor under our agreements. Concurrently, the banks who finance the vessels have agreed to extend the loan period by approximately three years.
In September 2017, Seadrill announced that it has entered into a restructuring agreement (the “Restructuring Plan”) with more than 97% of its secured bank lenders, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder, Hemen Holding Ltd, who is also the largest shareholder in the Company. The Company and three of the Company's subsidiaries, who own and lease the drilling rigs West Linus, West Hercules and West Taurus to Seadrill, have also entered into the Restructuring Plan. The Restructuring Plan will be implemented by way of prearranged chapter 11 cases. As part of the agreement, Ship Finance and its relevant subsidiaries have agreed to reduce the contractual charter hire payable by Seadrill by approximately 30% for a 5-year period starting in 2018, with the reduced amounts added back in the period thereafter. The call options on behalf of Seadrill under the relevant leases have also been amended as part of the restructuring plan. The leases for West Hercules and West Taurus will also be extended for a period of 13 months until December 2024, with amended purchase obligations at the new expiry of the charters. Concurrently, the banks who finance the three rigs have agreed to extend the loan period by approximately four years under each of the facilities, with reduced amortization in the extension period compared to today's level.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the six months ended June 30, 2017

General

We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom and the Marshall Islands.
We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at October 6, 2017, our assets consist of 11 crude oil tankers, 22 dry bulk carriers, 22 container vessels (including two chartered-in 19,200 TEU vessels), two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two oil product tankers. Our crude oil tankers, chemical tankers and oil product tankers are all double-hull vessels.

As at October 6, 2017, our customers included Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”), Deep Sea Supply Shipowning II AS. (“Deep Sea”) a wholly owned subsidiary of Solstad Farstad ASA, Sinochem Shipping Co. Ltd (“Sinochem”), Heung-A Shipping Co. Ltd (“Heung-A”), Hyundai Glovis Co. Ltd. (“Hyundai Glovis”), Rudolf A. Oetker KG (“Hamburg Süd”), MSC Mediterranean Shipping Company S.A. (“MSC”), China National Chartering Co. Ltd. (“Sinochart”), Maersk Line A/S (“Maersk”), and Phillips 66 Company (“Phillips 66”).

Recent and Other Developments

In May 2017, the Company agreed to sell the 2000-built VLCC Front Scilla and the 1998-built Suezmax vessel Front Brabant to unrelated third parties. The agreed net sales prices for the vessels are approximately $27 million and $12 million, respectively, including compensation receivable from Frontline Shipping for the early termination of the charters. Front Brabant was delivered to its new owner in May 2017 and Front Scilla was delivered to its new owner in June 2017.

In June 2017, the 2007-built drilling rig Soehanah commenced a drilling contract with a national oil company in Asia for a period of 12 months, with an option to extend the charter by an additional 12 months. Ship Finance agreed to bareboat charter out the rig in May 2017 following redelivery to us in April 2017 from the previous charterer.
In June 2017, the Company issued NOK500 million aggregate principal amount of senior unsecured bonds due June 2020. The bonds pay quarterly interest at NIBOR plus a margin of 4.75% and have a term of three years. The net proceeds from the bond issuance, in combination with available funds, was used to repurchase and redeem the outstanding amount under the NOK 600 million senior unsecured bonds due 2017.Subsequent to quarter end, the Company entered into cross currency interest rate swap agreements swapping all principal and interest payments under senior unsecured bonds to USD and to a fixed interest rate at an average of 6.91% per annum.
In July 2017, the Company agreed to sell the 1997-built Suezmax vessel Front Ardenne to an unrelated third party. The agreed net sales price for the vessel is approximately $12 million, including compensation receivable from Frontline Shipping for the early termination of the charters. Front Ardenne was delivered to its new owner in August 2017.
In August 2017, the Company agreed to extend the charters, at a lower charter rate, for two car carriers Glovis Conductor and Glovis Composer until mid-2018 from the current expiry in late August 2017 and late September 2017, respectively.

In August 2017, the Company took delivery of two 114,000 dwt LR2 newbuilding oil product tankers. Upon delivery, the vessels commenced their respective seven year time charters to Phillips 66, with options for the charterer to extend the period up to 12 years. The Company has finalized a $76 million long term bank financing for the vessels post-delivery, which was drawn in September 2017.
On August 30, 2017, the Board of Directors of the Company declared a dividend of $0.35 per share, which was paid in cash on September 29, 2017.
In September 2017, the Company awarded a total of 113,000 options to officers and employees, pursuant to the Company's Share Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from September 2018 onwards. The initial strike price is $14.30 per share.
In September 2017, the Company entered into amendment agreements relating to the five offshore supply vessels previously employed under long term bareboat charters to a fully guaranteed subsidiary of Deep Sea Supply Plc. The amendments were agreed in June 2017, subject to certain conditions, in connection with the merger between Deep Sea Supply Plc., Solstad Offshore ASA and Farstad Shipping ASA. The new listed entity is called Solstad Farstad ASA. The amendments include amongst others a reduction of the charter rates, an extension of the charters and the introduction of put options at the expiry of the charters. Following the merger, Solship, a wholly owned subsidiary of Solstad Farstad ASA, acts as charter guarantor under our agreements. Concurrently, the banks who finance the vessels have agreed to extend the loan period by approximately three years.
In September 2017, Seadrill announced that it has entered into a restructuring agreement (the “Restructuring Plan”) with more than 97% of its secured bank lenders, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder, Hemen Holding Ltd, who is also the largest shareholder in the Company. The Company and three of the Company's subsidiaries, who own and lease the drilling rigs West Linus, West Hercules and West Taurus to Seadrill, have also entered into the Restructuring Plan. The Restructuring Plan will be implemented by way of prearranged chapter 11 cases. As part of the agreement, Ship Finance and its relevant subsidiaries have agreed to reduce the contractual charter hire payable by Seadrill by approximately 30% for a 5-year period starting in 2018, with the reduced amounts added back in the period thereafter. The call options on behalf of Seadrill under the relevant leases have also been amended as part of the restructuring plan. The leases for West Hercules and West Taurus will also be extended for a period of 13 months until December 2024, with amended purchase obligations at the new expiry of the charters. Concurrently, the banks who finance the three rigs have agreed to extend the loan period by approximately four years under each of the facilities, with reduced amortization in the extension period compared to today's level.

Operating Results

	Six months ended	Six months ended
(in thousands of $)	June 30, 2017	June 30, 2016
Total operating revenues	191,103	221,574
(Loss)/ gain on sale of assets and termination of charters, net	779	14
Total operating expenses	(113,480)	(119,906)
Net operating income	78,402	101,682
Interest income	10,589	10,387
Interest expense	(44,307)	(35,274)
Other non-operating items, net	(6,146)	(5,506)
Equity in earnings of associated companies	13,855	14,322
Net income	52,393	85,611
Net operating income for the six months ended June 30, 2017, was $78.4 million, compared with $101.7 million for the six months ended June 30, 2016. The decrease was principally due to lower profit sharing revenues. The overall net income for the period decreased by $33.2 million compared with the same period in 2016 mainly due to the decrease in net operating income. In addition, higher interest expenses, lower dividend income from investments and lower gains included in other non-operating items all contributed to the decrease to the overall net income in the six months ended June 30, 2017. The effect of these lower gains and higher interest expenses was partly offset by the decrease in total operating expenses and depreciation as well as lower expenses from other financial items.
Two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method during the six months ended June 30, 2017, and also the six months ended June 30, 2016. The net income of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.
Total operating revenues

	Six months ended	Six months ended
(in thousands of $)	June 30, 2017	June 30, 2016
Direct financing and sales-type lease interest income	18,989	12,208
Finance lease service revenues	19,827	22,932
Profit sharing revenues	5,652	39,011
Time charter revenues	116,579	109,711
Bareboat charter revenues	19,346	25,475
Voyage charter revenues	9,701	9,022
Other operating income	1,009	3,215
Total operating revenues	191,103	221,574

Total operating revenues decreased by 14% in the six months ended June 30, 2017, compared with the same period in the previous year.

Direct financing and sales-type lease interest income arises on most of our crude oil tankers on charter to Frontline Shipping, one offshore support vessel on charter to Deep Sea and three container vessels on long term charter to MSC. In general, direct financing and sales-type lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the lease. The 56% increase in direct finance lease interest income from the six months ended June 30, 2016 to the six months ended June 30, 2017 is mainly a result of the addition of the three container vessels on long-term charter to MSC. Two of the vessels are chartered-in 19,200 TEU container vessels, which are accounted for as finance lease assets, were delivered in December 2016 and March 2017, respectively and the third one is a 1,700 TEU container vessel which was previously an operating lease asset, is accounted for a sales-type lease following the commencement of a five-year bareboat charter to MSC in April 2017. The increase in direct finance lease interest income was partly offset by the sale of one Suezmax tanker in May 2017, three VLCC tankers in July 2016, March 2017 and June 2017, respectively, and one offshore support vessel in February 2016, all of which were accounted for as direct financing lease assets.

The vessels chartered on direct financing leases to Frontline Shipping are leased on time charter terms, whereby we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline Ltd. (“Frontline”), whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "finance lease service revenue". If any vessel chartered on direct financing leases to Frontline Shipping is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $9,000 per day for the duration of the bareboat sub-charter. The 14% decrease in finance lease service revenues from the six months ended June 30, 2016 to the six months ended June 30, 2017 is mainly due to the sale of four tankers between July 2016 and June 2017, described above, from the fleet of crude oil tankers on charter to Frontline Shipping.

We recorded profit share revenues of $38.7 million in the six months ended June 30, 2016 compared to $5.6 million in the six months ended June 30, 2017 from the profit sharing arrangement with Frontline Shipping effective July 1, 2015, whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis.

In the six months ended June 30, 2017, we had a profit sharing agreement on one of our two Suezmax tankers trading in a pool together with two tankers owned by Frontline, which earned us $0.1 million (six months ended June 30, 2016: $0.1 million).

In the same period in the previous year, we also had a profit sharing agreement relating to certain Handysize dry bulk carriers chartered to UFC which earned us a profit share of $0.3 million. We had no vessels on charter to UFC in the six months ended June 30, 2017.

We also have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a fully guaranteed subsidiary of Golden Ocean, whereby the Company is entitled to a 33% profit share above the base charter rates, calculated and paid on a quarterly basis. The vessels were delivered between July and September 2015, but no profit share revenue was earned by these vessels in the six months ended June 30, 2017 or in the six months ended June 30, 2016.

We also have a profit share arrangement relating to the five offshore supply vessels on charter to Deep Sea following the amendments agreed in July 2016, whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis on a vessel by vessel basis. No profit share revenue was earned by the vessels in the six months ended June 30, 2017.
During the six months ended June 30, 2017, time charter revenues were earned by eight container vessels, two car carriers, 22 dry bulk carriers and one Suezmax tanker. The 6% increase in time charter revenues for the six months ended June 30, 2017, compared to the six months ended June 30, 2016 is mainly due to full two quarters of earnings in 2017 from two of the three 9,300 - 9,500 TEUs container vessels that commenced time charter contracts in February and May 2016, respectively. These vessels only had partial revenues during the six months ended June 30, 2016 due to their mid quarter deliveries. The increase in time charter revenues was partly offset by the 1,700 TEU container vessel, MSC Alice earning time charter revenue in the six months ended June 30, 2016 but none in the same period in 2017.
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the six month periods ended June 30, 2016, and June 30, 2017, these consisted of four offshore support vessels, two chemical tankers, one jack-up drilling rig, two 1,700 TEU container vessels, two 5,800 TEU container vessels and seven 4,100 TEU container vessels. The 24% decrease in bareboat charter revenues is mainly due to the jack-up drilling rig Soehanah, which earned $3.7 million lower bareboat revenue in the six months ended June 30, 2017 compared to the same period in 2016. The rig received no charter hires during the first quarter of 2017 and was redelivered to us in April 2017, following a full 10-year special survey paid for by the previous charterer, and with certificates valid until 2022. In June 2017, the rig commenced a drilling contract with a national oil company in Asia for a period of 12 months, with an option to extend the charter by an additional 12 months.
The 8% decrease in voyage charter revenues for the six months ended June 30, 2017, is mainly due to one of the two Suezmax tankers previously traded on a voyage charter basis beginning a time charter contract during the six months ended June 30, 2016. The reduction in voyage charter revenues compared to the same period in 2016 was partially offset by the addition of certain Handysize dry bulk carriers which began chartering on a voyage-by-voyage basis.
Cash flows arising from direct financing and sales-type leases
The following table sets forth our cash flows from the direct financing and sales-type leases with the Frontline Shipping, Deep Sea and MSC and shows how they were accounted for:

	Six months ended	Six months ended
(in thousands of $)	June 30, 2017	June 30, 2016
Charter hire payments accounted for as:
Direct financing and sales-type lease interest income	18,989	12,208
Finance lease service revenues	19,827	22,932
Direct financing and sales-type lease repayments	16,669	16,309
Total direct financing and sales-type lease payments received	55,485	51,449

Gain on sale of assets and termination of charters
In the six months ended June 30, 2017, a net gain of $779,000 was recorded, arising from the disposals of three crude oil tankers, the commencement of a sales-type lease for the 1,700 TEU container vessel MSC Alice and the early termination of the previous charter for the jack-up drilling rig Soehanah. (see Note 2: Gain on sale of assets and termination of charters).
In the six months ended June 30, 2016, a gain of $14,000 was recorded on the disposal of the offshore supply vessel Sea Bear, sold in February 2016.

Operating expenses

	Six months ended	Six months ended
(in thousands of $)	June 30, 2017	June 30, 2016
Vessel operating expenses	66,110	68,814
Depreciation	43,364	46,304
Administrative expenses	4,006	4,788
Total operating expenses	113,480	119,906

Vessel operating expenses consist of payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Group Management (Bermuda) Ltd. (“Golden Ocean Management”) of $7,000 per day for each vessel chartered to a subsidiary of Golden Ocean, in accordance with the vessel management agreements. In addition, vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers and car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with two tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during the six months ended June 30, 2017.
Vessel operating expenses decreased by $2.7 million for the six months ended June 30, 2017, compared with the same period in 2016. The decrease was mainly due to the disposal of four tankers between July 2016 and June 2017 from the fleet of crude oil tankers on charter to Frontline Shipping.
Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The decrease in depreciation by $2.9 million for the six months ended June 30, 2017, compared to the same period in 2016 is mainly due to a lower depreciation charge on the jack-up drilling rig Soehanah, following the termination of its previous bareboat charter agreement. The basis of the previous higher depreciation was an amortization to an option price within the terminated agreement.
The 16% decrease in administrative expenses for the six months ended June 30, 2017, compared to the same period in 2016 is due to reduced salary costs, office costs, marketing and investor relations costs and service administration fees partly offset by increased professional fees.
Interest income
Total interest income increased by $0.2 million for the six months ended June 30, 2017, compared to the same period in 2016, due to increase in interest income from corporate bonds held as available-for-sale securities and also an increase in interest income from short term deposits. The increases in income was partly offset by lower interest income from long term loans to associated companies.

Interest expense

	Six months ended	Six months ended
(in thousands of $)	June 30, 2017	June 30, 2016
Interest on US$ floating rate loans	15,141	14,531
Interest on NOK600 million senior unsecured floating rate bonds due 2017	2,000	2,059
Interest on NOK900 million senior unsecured floating rate bonds due 2019	2,290	2,341
Interest on NOK500 million senior unsecured floating rate bonds due 2020	75	—
Interest on 3.75% senior unsecured convertible bonds due 2016	—	329
Interest on 3.25% senior unsecured convertible bonds due 2018	2,993	5,688
Interest on 5.75% senior unsecured convertible bonds due 2021	6,397	—
Swap interest	3,622	4,642
Interest on capital lease obligations	7,069	—
Other interest	26	21
Amortization of deferred charges	4,694	5,663
Total interest expense	44,307	35,274
At June 30, 2017, the Company, including its consolidated subsidiaries had total debt principal outstanding of $1.7 billion (June 30, 2016: $1.6 billion), comprising $17.5 million (NOK 146 million) outstanding principal amount of NOK floating rate bonds due 2017 (June 30, 2016: $67.4 million, NOK 565 million), $90.8 million (NOK 758 million) outstanding principal amount of NOK floating rate bonds due 2019 (June 30, 2016: $90.4 million, NOK 758 million), $59.9 million (NOK 500 million) outstanding principal amount of NOK floating rate bonds due 2020 (June 30, 2016: $nil, NOK nil), $184.2 million in 3.25% convertible bonds (June 30, 2016: $350.0 million), $225.0 million outstanding principal amount of 5.75% convertible bonds (June 30, 2016: $nil), and $1.1 billion under floating rate secured long term credit facilities (June 30, 2016: $1.1 billion).
The average three-month LIBOR was 1.14% in the six months ended June 30, 2017 and 0.63% in the six months ended June 30, 2016. The increase in interest expense associated with our floating rate debt for the six months ended June 30, 2017, compared to the same period in 2016, is mainly due to increased LIBOR rate in the period.
The decrease in interest payable on the 3.75% convertible bonds is due to their redemption in February 2016. The decrease in interest payable on the 3.25% convertible bonds is due to repurchases in October 2016. The increase in interest payable on the 5.75% convertible bonds and NOK 500 million senior secured bonds is due to their issuance in October 2016 and June 2017, respectively.
At June 30, 2017, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.2 billion of floating rate debt at a weighted average rate excluding margin of 2.79% per annum (June 30, 2016: $1.0 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.92% per annum).
In October 2015, we entered into agreements to charter in two 19,200 TEU container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15 year period. The first of these vessels was delivered in December 2016 and the second one was delivered in March 2017. These vessels are accounted for as a direct financing lease asset. The above capital lease interest expense represents the interest portion of our capital lease obligations from chartering-in these vessels from their third party owners.
As reported above, certain assets were accounted for under the equity method in 2017 and 2016. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Other non-operating items
In the six months ended June 30, 2017, other non-operating items amounted to a net loss of $6.1 million, compared to a net loss of $5.5 million for the six months ended June 30, 2016.
The net loss of $6.1 million for the six months ended June 30, 2017, mainly consists of a loss of $4.2 million from adverse mark-to-market adjustments to financial instruments and $2.8 million net cash payments on non-designated interest rate swaps. The net loss was partly offset by $3.3 million dividend income received on the Frontline shares (see Note 15: Related party transactions).
The net loss of $5.5 million for the six months ended June 30, 2016, mainly consists of a loss of $10.4 million from adverse mark-to-market adjustments to financial instruments and $2.6 million cash payments on non-designated interest rate swaps. The net loss was partly offset by $8.3 million dividend income received on the Frontline shares.

Equity in earnings of associated companies
In the six month periods ended June 30, 2016, and June 30, 2017, the Company had three wholly-owned subsidiaries which were accounted for under the equity method, as discussed in the Consolidated Financial Statements included herein (Note 9: Investment in associated companies). The total equity in earnings of associated companies in the six months ended June 30, 2017, was $0.5 million lower than in the comparative period in 2016 mainly due to the reduction in finance lease interest income recorded by the ultra-deepwater drilling units West Taurus and West Hercules and the harsh environment jack-up drilling rig West Linus.

Seasonality
Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping, our dry bulk carriers on charter to a subsidiary of Golden Ocean and our offshore support vessels on charter to Deep Sea are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. One of our two Suezmax tankers trading in a pool along with two tankers owned by Frontline is also subject to agreements for profit sharing. The significant effects of seasonality will be limited to the timing of these profit sharing revenues.

Liquidity and Capital Resources
At June 30, 2017, we had total cash and cash equivalents of $249.0 million, restricted cash of $9.0 million and available-for-sale securities of $110.8 million. In the six months ended June 30, 2017, we generated cash of $101.1 million from operations and $63.5 million net from investing activities and $22.0 million net in financing activities.

Cash flows provided by operating activities for the six months ended June 30, 2017, decreased to $101.1 million from $123.7 million for the same period in 2016 mainly due to timing of charter hire, profit share and other related receivables.
Investing activities generated $63.5 million in the six months ended June 30, 2017, compared with $3.3 million generated in the same period in 2016. The lower cash generated from investing activities for the six months ended June 30, 2016 was mainly due to additional spending of $164.2 million in the financing of newbuilding additions in that period, compared to the same period in 2017. In addition, the increase in cash generated in the six months ended June 30, 2017 was also the result of higher proceeds from the sale of assets and charter terminations compared to the same period in 2016. The current period 2017 reduced spending and increased proceeds were partly offset by the reduction of $149.6 million in amounts received from associated companies compared to the same period in 2016. Also, the Company had restricted cash of $9.0 million in the six months ended June 30, 2017, compared with none in the same period in 2016. The restricted cash is in connection to a performance guarantee granted in June 2017 by the Company and in favour of an oil company relating to a new contract for the drillship Deepsea Metro 1, which is owned by Golden Close (see Note 15: Related party transactions).
Net cash generated from financing activities for the six months ended June 30, 2017 was $22.0 million, compared to $115.2 million net cash used in the same period in 2016. The $137.2 million higher cash used by financing activities for the six months ended June 30, 2016 was primarily from the increase of $72.4 million in net cash generated from the issuance and repayment of long term debt and the $67.4 million reduction in cash used in activities on existing bonds. The $117.5 million used in bond repurchases and the redemption of the 3.75% convertible bonds in February 2016 compared to $50.1 million net cash used in the resale and repurchase of NOK600 million bonds in the six months ended June 30, 2017. The high cash used in the same period in 2016 was partly offset by a current period use of cash in repayment of a lease obligation liability which is in connection with two chartered-in 19,200 TEU container vessels, delivered in December 2016 and March 2017, respectively (see Note 14: Other long-term liabilities).
Also, the Company made dividend payments of $84.2 million in the six months ended June 30, 2017, compared with $84.1 million in the same period in 2016. A substantial portion of our dividend capacity is generated from our leases with subsidiaries of Seadrill, In September 2017, Seadrill announced its Restructuring Plan which will be implemented by way of prearranged chapter 11 cases. As part of the Restructuring Plan, Ship Finance and its relevant subsidiaries have agreed to reduce the contractual charter hire payable by Seadrill by approximately 30% for a 5-year period starting in 2018, with the reduced amounts added back in the period thereafter. If the Restructuring Plan is terminated or not approved by the courts, this may have a material adverse effect on our ability to pay dividends to our shareholders in the future.
In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.

The following table summarizes our consolidated borrowings at June 30, 2017.

	As at June 30, 2017
(in millions of $)	Outstanding balance	Net amount available to draw
Loan facilities secured with mortgages on vessels and rig including newbuildings	1,117.3	29.0
Unsecured borrowings:
NOK600 million senior unsecured floating rate bonds due 2017	17.5	—
3.25% senior unsecured convertible bonds due 2018	184.2	—
NOK900 million senior unsecured floating rate bonds due 2019	90.8	—
5.75% senior unsecured convertible bonds due 2021	225.0	—
NOK500 million senior unsecured floating rate bonds due 2020	59.9	—
Total	1,694.6	29.0
As at June 30, 2017, there was $29.0 million net available to draw under secured revolving credit facilities.
In addition to the above, our equity accounted subsidiaries had total debt principal outstanding of $0.8 billion as at June 30, 2017. Also, the loan facilities of the equity accounted subsidiaries contain financial covenants, with which both Ship Finance and Seadrill must comply. As at June 30, 2017, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities. In September 2017, Seadrill announced its Restructuring Plan which will be implemented by way of prearranged chapter 11 cases. As part of the Restructuring Plan, the financial covenants on Seadrill will be replaced by financial covenants on a newly established subsidiary of Seadrill, who will also act as guarantor for the obligations under the leases for the three drilling units. If the Restructuring Plan is terminated or not approved by the court, there is a risk that the Company will not be in compliance with the applicable loan covenants and the outstanding amounts under the long-term debt facilities may become due and payable.

Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at October 6, 2017, excluding three 1,700 TEU container vessels and a jack-up drilling rig.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪	the strength of world economies;

▪	the Company’s ability to generate cash to service its indebtedness;

▪	the impact on the Company of a potential comprehensive restructuring by Seadrill Limited or Seadrill;

▪	the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;

▪	the Company’s ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

▪	the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;

▪	fluctuations in currencies and interest rates;

▪	general market conditions including fluctuations in charter hire rates and vessel values;

▪	changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;

▪	changes in demand in the markets in which the Company operates;

▪	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage;

▪	developments regarding the technologies relating to oil exploration;

▪	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

▪	increased inspection procedures and more restrictive import and export controls;

▪
the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations against the Company or any of its subsidiaries;

▪	changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;

▪	performance of the Company’s charterers and other counterparties with whom the Company deals;

▪	timely delivery of vessels under construction within the contracted price;

▪	changes in governmental rules and regulations or actions taken by regulatory authorities;

▪	potential liability from pending or future litigation;

▪	general domestic and international political conditions;

▪	potential disruption of shipping routes due to accidents; and

▪	piracy or political events; and

▪
other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, as well as those described from time to time in the reports filed by the Company with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: October 6, 2017

By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS